June 5, 2019

United States Securities and Exchange Commission

Washington, DC 20549

Re:       Solar Integrated Roofing Corp.

            Amendment 4 to Offering Statement on Form 1-A

            Filed May 28, 2019

            File No. 24-10933

Dear Sir or Madam:

Please see our responses below to the Commission’s verbal comments dated May 30, 2019 via telephone.

Comment 1:  The Commission requested that the Company update the financials through the fiscal year ended February 28, 2019.

Response 1:  The Company has included financial statements and notes through February 28, 2019 at the Commission’s request.

Sincerely,

Solar Integrated Roofing Corp.

/s/  David Massey

       David Massey

     Chief Executive Officer